RETURN OF CONTRACT VALUE DEATH BENEFIT RIDER

This rider is issued as part of the contract to which it is attached. The effective date of this rider is the same as the Contract Issue Date. This rider cannot be terminated either by the Contract Owner or the Company prior to the Annuity Commencement Date. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

In Your contract, the paragraph entitled “Death Benefit Before Annuity Commencement Date”, the following is added:

Death Benefit Before the Annuity Commencement Date
The Death Benefit payable before the Annuity Commencement Date is equal to the Contract Value.

If a spouse continues the contract under the “Spouse Beneficiary” provision of the contract, then the “date of receipt of Due Proof of Death” as used in this rider means the date of receipt of Due Proof of Death of the decedent that dies after the death.

Rider Charge
The charge for this rider is included in the net investment factor as an optional rider charge. It is an annual charge of 0.00% that is deducted daily from the value of the Sub-Accounts until the Annuity Commencement Date, however, the Company reserves the right to assess a charge of up to [0.50%] for newly issued riders.

Signed for Hartford Life Insurance Company

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